Filing Information
Filed by Calix, Inc.
Commission File No. 001-34674
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Occam Networks, Inc.
Commission File No. 001-33069
This filing relates to the proposed acquisition by Calix, Inc, a
Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean
Sub II, LLC and Occam Networks.

Calix
EVOLUTIONARY
C7
REVOLUTIONARY
E7
E5 400
E5 100
CMS
UNIFIED ACCESS
An All-Video World
EXA
POWERED

The information contained in this presentation is not a commitment, promise or legal obligation to deliver any material, code or functionality. The development, release, and timing of any features or functionality described for our products remains at our sole discretion.

Calix / Occam Networks “Q&A” Webinar
Service Provider Overview
The webinar will begin at:
11:00 AM Pacific
12:00 PM Mountain
1:00 PM Central
2:00 PM Eastern
Join the teleconference now
Phone: (877) 413-4220
International: (650) 227-3370
Passcode: 282 128 6509

Calix / Occam Networks “Q&A” Webinar
Service Provider Overview
Join the teleconference now
Phone: (877) 413-4220
International: (650) 227-3370
Passcode: 282 128 6509
The webinar will begin
in approximately:
5 minutes

Calix
EVOLUTIONARY
C7
REVOLUTIONARY
E7
E5 400
E5 100
CMS
UNIFIEDACCESS
An All-Video World
EXA
POWERED

The information contained in this presentation is not a commitment, promise or legal obligation to deliver any material, code or functionality. The development, release, and timing of any features or functionality described for our products remains at our sole discretion.

Calix / Occam Networks “Q&A” Webinar
Service Provider Overview
Join the teleconference now
Phone: (877) 413-4220
International: (650) 227-3370
Passcode: 282 128 6509
The webinar will begin
in approximately:
4 minutes

Calix / Occam Networks “Q&A” Webinar
Service Provider Overview
Join the teleconference now
Phone: (877) 413-4220
International: (650) 227-3370
Passcode: 282 128 6509
The webinar will begin
in approximately:
3 minutes

Calix / Occam Networks “Q&A” Webinar
Service Provider Overview
Join the teleconference now
Phone: (877) 413-4220
International: (650) 227-3370
Passcode: 282 128 6509
The webinar will begin
in approximately:
2 minutes

Calix / Occam Networks “Q&A” Webinar
Service Provider Overview
Join the teleconference now
Phone: (877) 413-4220
International: (650) 227-3370
Passcode: 282 128 6509
The webinar will begin
in approximately:
1 minute

Calix / Occam Networks “Q&A” Webinar Service Provider Overview Join the teleconference now Phone: (877) 413-4220 International: (650) 227-3370 Passcode: 282 128 6509

Welcome and Logistics
Welcome to the Calix / Occam Networks “Q&A” Webinar
Hosted by Carl Russo, Calix president and CEO
Short presentation describing the transaction, rationale, and benefits
Questions and Answers submitted by attendees (online)
Duration: 1 hour
How to ask questions
Conference bridge is broadcast for attendees to prevent excess noise, complexity
Webinar control panel has Q&A module
Type questions at anytime - monitored by Calix personnel
Questions will be placed in queue for verbal Q&A response section
Presenters may answer questions during the presentations if time allows

Transaction Overview
Deal Size: Deal Size: $171 million in stock and cash
Closing Conditions: Closing Conditions: Occam Networks stockholder approval, regulatory clearance and other customary closing conditions
Anticipated Closing: Anticipated Closing: Q4 2010 or Q1 2011
Post Closing Metrics: Post Closing Metrics: Trailing Revenues (last 12 months): ~$350 million
Estimated Customers: 800+
Aggregate Port Shipments: 10 million+
Aggregate Subscriber Lines (Customers): 48 million+

Key Benefits Summary: Acceleration
Calix / Occam Networks combination is focused on helping our customers SUCCEED
SUCCEED
Accelerating Unified Access
Complementary expertise expected to speed product INNOVATION INNOVATION
An EXPANDED EXPANDED UNIFIED UNIFIED ACCESS ACCESS portfolio
Increased resources, scale, and FOCUS FOCUS ON ON ACCESS ACCESS lays the foundation for enhanced solutions development, testing, and quality
Accelerating Our Customers’ Success
A
WIDER WIDER
RANGE RANGE OF OF DEPLOYMENT DEPLOYMENT OPTIONS OPTIONS expected from an expanded Unified Access portfolio
CLOSER RELATIONSHIPS CLOSER RELATIONSHIPS with customers and partners expected through direct and expanded sales coverage and support
Enhanced ALIGNMENT ALIGNMENT with communications service provider network and business model transformation

Key Benefits Summary: Solutions
A broader Unified Access portfolio
Greater breadth and diversity of solutions expected
Complementary technologies allow for speedy synergies
Share many common hardware and software components and attributes thereby facilitating integration into Unified Access
Occam’s decade of experience in IP and Ethernet matched with Calix’s decade of experience in fiber access
Enhanced voice flexibility expected
A range of solutions across TDM, SIP, H.248 and MGCP
New innovations expected
Expanded engineering, test resources, and R&D dollars solely focused on access innovation
An ENHANCED
ENHANCED
portfolio of options to make you more competitive

Key Benefits Summary: Business
A focus on access
Expanded resources, testing, and investment are planned in the part of your network that connects you to your customers
An enhanced direct customer engagement model
More “feet on the street”
Expansion of our world-class support organization and tools
Expanded Interoperability
Combined Calix Compatible and OPAN programs create one of the industry’s broadest and most mature programs for partner
interoperability.
Expanded resources and a clear business vision aligned with
your network and business interests to help YOU SUCCEED
SUCCEED

CMS *Service Management*

Calix C-Series *Multiservice | Multiprotocol*

Calix E-Series *Multiservice | Ethernet*

Calix P-Series *Multiservice | Premises*

© 2010 Calix
Calix Confidential & Proprietary

14 Two Broadband Access Portfolios OccamView EMS BLC 6000 Chassis: high density BLC 6000 Chassis: medium, low density ONT portfolio

UNIFIEDACCESS

Calix

Customer Support Programs

Calix COMPATIBLE
Calix COMMUNITY
Calix PROFESSIONAL SERVICES
Calix RESOURCE CENTER

© 2010 Calix   Calix Confidential & Proprietary

15 One Unified Access Portfolio Management / Value Added Software Central Office Remote Terminal / Node Premises

Calix
EVOLUTIONARY
C7
REVOLUTIONARY
E7
E5 400
E5 100
CMS
UNIFIED ACCESS
An All-Video World
EXA
POWERED

The information contained in this presentation is not a commitment, promise or legal obligation to deliver any material, code or functionality. The development, release, and timing of any features or functionality described for our products remains at our sole discretion.

The Calix Commitment

The Calix Commitment Past Behaviors Predict Future Behaviors

2009 2010 2017
F5 support
expires
F5
development
discontinued
F5
manufacturing
discontinued
OSI Case Study
When we acquired OSI … the following actions were taken
FiberDrive:
Calix continues manufacturing, MD in 2008, SD in 2015
F5:
Completed roadmap, DD in 2009, MD in 2010, SD in 2017
500 ONT family:
DD in 2009, MD in 2010, SD in 2015 (2017 for 560 ONTs)
What we learned
Have roadmap plans finalized on “day one”
FiberDrive
2006 2008 2015
FiberDrive
support expires
FiberDrive
manufacturing
discontinued
OSI
acquired

Calix Unified Access Roadmap The Plan for Integration

Integrating the Occam portfolio into Calix Unified Access

1. Plan to combine ONT portfolios to create a broader, more competitive portfolio to meet the complex needs of our customers
   - *ONT portfolio support across all three Calix platforms … B-Series, C-Series and E-Series*
2. Plan to integrate the B-Series into CMS
   - *A single, broad, and mature management system across the Unified Access portfolio*
   - *Complement CMS with valuable new tools from OccamView EMS*
3. Plan to make the BLC6000 part of the Unified Access portfolio
   - *"B-Series" platforms reside on the same Ethernet rings as the C-Series and E-Series*
4. Enhance Unified Access portfolio to support a broader and more competitive set of voice protocols
   - *Protocols supported to span across SIP, H.248, MGCP and legacy TDM*

ENHANCED FLEXIBILTY **and** ***ACCELERATED OPPORTUNITY***
through a broadened Unified Access portfolio

© 2010 Calix Calix Confidential & Proprietary

20 Expanding the Unified Access Portfolio

Calix

E7
E5 400
E5 100
C7
C7
C7
E7
E7
E3
EXA POWERED
E7
700
CMS

© 2010 Calix Calix Confidential & Proprietary

EXA Powered Access Network
Routed Core Network
100GE / 40GE / DWDM Rings
Central Office
10GE / NxGE / GE Rings
Node
NxGE / GE Rings or Pt-to-Pt
Remote Terminal
10GE / NxGE / GE Rings
Customer, Business, or MDU Premises
PON, Pt-to-Pt GE / AE, or DSL
Unified Access Management
Service Delivery and Assurance
Fiber:
MEF Services
Copper:
DSL / POTS
Copper:
DSL / POTS
Fiber: PON and
Pt-to-Pt GE / AE
Fiber:
MEF Services
ETHERNET
10GE / GE Ring
10GE
NxGE
GE
IPTV
Voice
Internet
Access
Broadcast
Video
MEF
Services
Residential
Schools /
Library
MDU / MTU
Small
Business
Large
Business
Mobile
Backhaul
Copper:
DSL / POTS
B-Series
B-Series
Copper:
DSL / POTS
Fiber:
MEF Services
10GE
NxGE
GE
SIP
H.248
MGCP
TDM
RF
RFOG

A Solution for Every Need
Multiservice
Copper | Fiber
Multiprotocol
Evolutionary
C7
Evolutionary
“B”
Multiservice
Copper | Fiber
Ethernet
Revolutionary
E7
IP services
Fiber
Ethernet
Same ONTs
Managed by CMS
Same Rings

2010 User Group Conference
Agenda: 2010 User Group Conference
November 6 thru 9 - just before TelcoTV
Saturday 11/6: Golf
Sunday 11/7: Training / Reception
Monday 11/8: Keynotes / Breakouts
New product introductions
Possibilities of an All-Video World: Sr. execs
from Cisco, Fox, Microsoft, Motorola
Future of voice: Genband/Metaswitch
CEOs
Special event: La Reve
Tuesday 11/9: Keynotes / Breakouts
Unified Access vision
Regulatory: Q&A with RUS Administrator
Jonathan Adelstein
Giveaways / Prizes
Visit the Calix home page or website to register:
http://usergroup.calix.com/2010/
th th

Add’l Information: Where to Find It
Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission
(the “SEC”).  Investors are urged to read the proxy
statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov.  The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix
Investor Relations by e-mail at Carolyn.Bass@Calix.com, by
telephone at 415-445-3232 or by mail at Investor Relations, Calix,
Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting
Occam Networks Investor Relations by e-mail at
ir@occamnetworks.com, by telephone at 805-692-2957or by mail at
Investor Relations, Occam Networks, 6868 Cortona Drive, Santa
Barbara, CA 93117.

Participants in the Acquisition of
Occam Networks
Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the
SEC, may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in
Calix’s proxy statement/prospectus when it is filed with the SEC.  Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s
Investor Relations page on its corporate website at
www.Calix.com.
Information concerning Occam Networks' directors and executive officers is set forth in Occam Networks' proxy statement for its 2010 Annual Meeting of
Stockholders, which was filed with the SEC on April 8, 2010.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks' Investor Relations page on its corporate web site at
www.OccamNetworks.com.
Additional information regarding the persons
who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward Looking Statements
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “expects,” “could,” “will,” “intends,” “should,” “estimate,” “would,”
“may,” “anticipates,” “plans” and other similar words.  These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-
looking statements.  The forward-looking statements contained in this document include statements about the timing of closing the acquisition, future financial and operating results; benefits of the acquisition;
financial advantages; the ability to integrate the companies; the ability to expand the Unified Access portfolio; the ability to accelerate access innovation; the ability to integrate platforms and products to accelerate opportunities for customers and broaden the Calix Unified Access portfolio; plans to increase sales and support coverage; plans regarding the product roadmap; ability to enhance solutions development, testing and quality;  the ability to increase the range of deployment options, create closer relationships with customers and partners and enhance alignment with communication service provider networks and business model transformations; the ability to expand resources, testing and investments;
the ability to enhance the customer engagement model and expand interoperability; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk
Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”
sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q,
Occam Networks' annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and
Occam Networks' current reports on Form 8-K and other SEC filings.  These forward-looking statements speak only as of the date hereof.  Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.